EXHIBIT 12

TENNECO INC. AND CONSOLIDATED SUBSIDIARIES

COMBINED WITH 50% OR LESS OWNED UNCONSOLIDATED SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(UNAUDITED)

	Three Months Ended March 31,
	2012	2011
	(Dollars in Millions)
Net income attributable to Tenneco Inc.	$30	$47
Add:
Interest expense	42	28
Portion of rentals representative of the interest factor	4	4
Income tax expense	18	14
Noncontrolling interests	6	5
Amortization of interest capitalized	1	1

Earnings as defined	$101	$99

Interest expense	$42	$28
Interest capitalized	1	1
Portion of rentals representative of the interest factor	4	4

Fixed charges as defined	$47	$33

Ratio of earnings to fixed charges	2.15	3.00

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